FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

Hurray! Reports Fourth Quarter and Fiscal Year 2008 Unaudited Financial Results
BEIJING, March 5, 2009 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY — News), a leader in artist development, music production and wireless music distribution and other wireless value-added services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008.
Financial Highlights
Highlights for the Fourth Quarter of 2008:
•	Total revenues: $14.4 million, representing an increase of 6.7% quarter-over-quarter and a decrease of 9.2% year-over-year; and in line with our previous guidance of $14-15 million.

•	Wireless value-added services (“WVAS”) revenues: $11.5 million, representing an increase of 3.8% quarter-over-quarter and an increase of 4.2% year-over-year.

•	Recorded music revenues, which are from our record label businesses: $3.0 million, representing an increase of 19.2% quarter-over-quarter and a decline of 39.3% year-over-year.

•	Net loss: $9.2 million

•
Net loss included a goodwill impairment charge of $1.0 million, a write-down of $0.4 million on the acquired intangible assets from the WVAS business and a foreign exchange loss of $4.5 million on currency holdings.

•	Adjusted EBITDA[1]: a net loss of $2.7 million

•	Diluted loss per ADS: $0.42
Highlights for Fiscal Year 2008
•	Total revenues: $54.0 million, a decline of 10.9 % as compared to $60.5 million for 2007

•	Wireless value-added services revenues: $42.7 million, a decline of 14.7 % as compared to $50.0 million for 2007.

•	Recorded music revenues: $11.3 million, representing growth of 7.6 % as compared to $10.5 million for 2007

•	Net loss: $12.0 million, compared to net loss of $42.0 million for 2007

•	Adjusted EBITDA: $0.6 million, as compared to $1.5 million for 2007

•	Diluted loss per ADS: $0.55
Commenting on the fourth quarter results, QD Wang, Chairman and CEO of Hurray! stated:
“Although we met our guideline in the fourth quarter of 2008, our overall performance was negatively impacted by the slow confirmation process due to the China Unicom restructuring. Revenue for the previous quarters of $3.9 million had been recorded but only $2.8 million was confirmed in the fourth quarter, which had a negative impact on our gross profit of $0.9 million in the fourth quarter.

[1]
A non-GAAP measure, which is defined as income from continuing operations before interest, tax, depreciation, amortization, impairment for goodwill and earnings from investment in music equity affiliate, write-down of intangible assets, stock-based compensation, gains on reduction of acquisition payable, reversal of Unicom liability and foreign exchange loss.

We are enthusiastic about our focus on mobile entertainment strategy. We believe that the introduction of 3G will make mobile music and mobile games and videos more attractive and much easier to use. We are focusing on developing more good mobile music, game and video services to catch the potential market growth in the 3G age.”
Business Results
Total revenues for the fourth quarter ended December 31, 2008 were $14.4 million, representing growth of 6.7% from $13.5 million for the preceding quarter, and a decline of 9.2% from $15.9 million for the same quarter last year.
Total revenues for fiscal year 2008 were $54.0 million, representing a decrease of 10.9% from $60.5 million for fiscal year 2007.
Total wireless value-added services revenues were $11.5 million for the fourth quarter of 2008, representing an increase of 3.8% from $11.0 million in the previous quarter and an increase of 4.2% from $11.0 million in the same quarter of 2007. IVR services had strong growth in the fourth quarter.
Total wireless value-added services revenues for fiscal year 2008 were $42.7 million, a decline of 14.7 % as compared to $50.0 million in fiscal year 2007.
Recorded music revenues, which represent revenues of our controlled music companies Freeland Music, Huayi Brothers Music and Hurray! Secular Bird, were $3.0 million, representing an increase of 19.2% as compared to $2.5 million in the previous quarter and a decline of 39.3% as compared to $4.9 million in the same period of 2007 when we organized a major concert event.
Total recorded music revenues for fiscal year 2008 were $11.3 million, representing growth of 7.6% as compared to $10.5 million in 2007.
Total gross margin was 5.0% for the fourth quarter of 2008 as compared to 30.9% for the previous quarter and 28.5% for the same period of 2007.In addition to the factors mentioned earlier we had strong growth in IVR services which are, however, low margin revenues.
For fiscal year 2008, total gross margin was 26.7% as compared to 29.6% for fiscal year 2007.
Gross margin for wireless value-added services was 2.9% for the fourth quarter of 2008, as compared to 26.4% in the previous quarter and 26.9% for the same period of 2007.
Gross margin for wireless value-added services was 23.0% for fiscal year 2008 as compared to 27.3% for fiscal year 2007.

Recorded music gross margin was 13.0% for the fourth quarter of 2008 as compared to 51.2% in the previous quarter and 32.0% for the same period of 2007.
Recorded music gross margin was 40.4% for fiscal year 2008 as compared to 40.6% for fiscal year 2007.
Total gross profit was $0.7 million for the fourth quarter of 2008, representing a decline of 82.7% compared to $4.2 million for the previous quarter, and a decline of 84.0% as compared to $4.5 million for the same period of 2007.
For fiscal year 2008, total gross profit was $ 14.4million, a decline of 19.6% as compared to $17.9 million for fiscal 2007.
We recorded a foreign exchange loss of $4.5 million in the fourth quarter of 2008, arising from the drop in the value of the Euro against the United States Dollar.
The Company again performed impairment testing at December 31, 2008 and recorded a further impairment charge of $1.0 million related to goodwill and a write-down of $0.4 million for the intangible assets for the quarter ended December 31, 2008. The valuation of the reporting units was arrived at using an income approach (discounted cash flows) and corroborated by a market value approach (with comparisons to selected publicly traded companies operating in the same industry).
Total operating expenses, which included impairment for goodwill of $ 1.0 million and a write-down for intangible assets of $ 0.4 million, and a gain from reversed costs and litigation expenses of $0.6 million due to the expiry of the petition period, were $6.0 million for the fourth quarter of 2008, representing a decline of 31.1% as compared to the total operating expenses of $8.7 million for the previous quarter, which included impairment charges of $ 4.2 million, and a decline of 83.8% as compared to the total operating expenses of $37.1 million for the same period of 2007, which included impairment charges of $31.1 million.
For fiscal year 2008, total operating expenses were $22.7 million, which included impairment for goodwill of $2.7 million and a write-down for intangible assets of $2.8 million, a gain on reduction of Unicom liability of $1.6 million and a gain from reversed costs and litigation expenses of $0.6 million due to expiry of the petition period, representing a decrease of 63.1% as compared to $61.5 million for fiscal 2007, which included impairment charges of $41.3 million.
The income tax benefit for the fourth quarter of 2008 was $0.1 million as compared to an income tax benefit of $0.4 million in the previous quarter and an income tax benefit of $0.4 million in the same period of 2007.

For fiscal 2008, interest income was $1.6 million as compared to $2.3 million in 2007, and income tax expense was $0.5 million compared to income tax benefit of $0.2 million in 2007.
An additional gain of $46,860 from our discontinued systems integration business was recognized in the fourth quarter of 2008 due to additional cash received on the collection of the accounts receivable at the disposal date.
Net loss was $9.2 million for the fourth quarter of 2008.
For the fiscal year 2008, net loss was $12.0 million, compared to net loss of $42.0 million for the fiscal 2007.
Adjusted EBITDA was $2.7 million for the quarter ended December 31, 2008, as compared with an adjusted EBITDA of $1.2 million in the previous quarter and an adjusted EBITDA of $0.9 million in the fourth quarter of 2007. A reconciliation of the loss from continuing operations under U.S. generally accepted accounting principles (GAAP) and adjusted EBITDA is included at the end of this release.
Adjusted EBITDA was $0.6 million for fiscal year 2008, as compared to $1.5 million in the previous year.
Fully diluted loss per ADS was $0.42 based on a weighted average of 21.9 million diluted ADSs for the fourth quarter of 2008, as compared to the diluted loss per ADSs of $0.42 based on a weighted average of 21.9 million diluted ADSs for the previous quarter, and a fully diluted loss per ADS of $1.45 based on a weighted average of 21.7 million diluted ADSs for the fourth quarter of 2007.
Fully diluted loss per ADS was $0.55 based on a weighted average of 21.9 million diluted ADSs for fiscal year 2008. This figure compares to loss per ADS of $1.93 based on a weighted average of 21.7 million diluted ADSs for fiscal 2007.
As of December 31, 2008, the Company had $59.5 million in cash and cash equivalents.
Business Highlights
Hurray! continued executing its strategy of developing proprietary content and diversifying distribution channels, with the following highlights:
•
Hurray! launched 15 new titles on China Mobile’s game portal, including “Motorcycle Hero”, “The Ancestor of Shaolin”, and “The Battle of the Galaxy”. One of our mobile games, “Brotherhood of Soldiers”, remained as the number one download mobile game on China Mobile’s game portal throughout the fourth quarter of 2008. In first quarter of 2009, we are launching 5 new titles.

•
On October 28, two mobile games developed and published by Hurray! were named “Best Action Game” and “Best Adventure/ Puzzle Game” at the 3rd China Outstanding Mobile Software and Mobile Games Appraisal Ceremony. Awards from the China Outstanding Mobile Software and Mobile Games Appraisal Ceremony are considered one of the most prominent awards in China’s Mobile Games industry. In addition, on December 26, 2008, Hurray! was named the “2008 Top 20 Chinese Mobile Game Enterprises” by one of China’s top service provider websites, SPforum.net.

•
On November 2008, Hurray! newly signed local top-tier star, Xiaolu Li, previous winner of the Golden Horse Award for Best Actress, released her debut single album, “Oriental Beauty” (“Dong Fang Mei”). One of the featured singles in the album, “Hopeless Love” (“Ai De Wu Fa Jiu Yao”), became a popular hit in the fourth quarter. Subsequently, Li was named “Best Crossover New Artist” and “Best Chinese Singer” at various award ceremonies, and was also conferred as the 2008 Publicity Ambassador of China at the Korean Drama Awards.

•
Hurray! affiliated music companies, including Huayi Brothers Music, Freeland Music, New Run Entertainment, and Secular Bird, released a series of new songs, including 9 albums, 2 compilations and 2 EPs, and launched successful marketing programs to promote the new releases simultaneously over Internet and wireless platforms. Subsequently, “Cloud Nine” (“Yun Duan”) by Yuan Shen, and “Rubism” (“Xin Ru Zhu Yi”) by Ruby Lin, became popular hits in the fourth quarter.

•
Hurray! artists, including Jane Zhang, Yu Quan, Yuan Shen and others received awards for their outstanding performances at various prestigious music award ceremonies in Asia, including “Best Female Singer” (three consecutive years for Jane since 2007), “Most Popular Group” for Yu Quan, “Best New Songwriter” for Yuan Shen and others.

•
Freeland Music’s affiliate, Fly Songs, organized several very important live performances throughout the fourth quarter, including “The Celebration of Reform and Opening-up” Gala, “The 30th Anniversary of Chinese Television” Celebration and Eason Chan’s live performance in Tianjin City. Concerts were also successfully held in many provinces across mainland China and in Taipei for Hurray! artists.

•	Huayi Brothers Music signed up a number of new artists, including Jie Zhu, the national champion of the popular reality-competition show, “Sprite My Show 2008”, Haonan Cong and Xinliang Gong.
Business Outlook
For the first quarter of 2009, Hurray! expects its total consolidated revenues to be between $12 and $13 million.

Closing of Strategic Investment in Taiwan’s Seed Music Group Limited
Hurray made a strategic investment in Taiwan’s Seed Music Group Limited (“Seed Music”). The definitive agreements were signed on September 24, 2008. The transaction was closed with all closing conditions met on January 1, 2009. There are further contingent payments according to the agreements based on Seed Music’s operation performance.
Conference Call
The Company will host a conference call to discuss the fourth quarter and 2008 fiscal year results at:

Time:	9: 00 pm Eastern Standard Time on March 5, 2009
or 10:00 am Beijing/Hong Kong Time on March 6, 2009

The dial-in number:	+1-800-510-0146 (US)
+1-617-614-3449 (International)
Password: 25999925

A replay of the call will be available from March 6, 2009 until March 13, 2009 as follows:

+1-888-286-8010 (US)
+1-617-801-6888 (International)
PIN number: 30537141
Additionally, a live and archived web cast of this call will be available at:
http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=2094701 or
http://www.hurray.com.cn/english/home.htm
About Hurray! Holding Co., Ltd.
Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, and Secular Bird. The Company’s latest acquisition, Seed Music, expands the Company’s music services into Taiwan as well growing our business in China. The Company, through Fly Songs, also organizes concerts and other music events in China.
Hurray! Is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.
The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! May not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! May be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! Does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of December 31,
	2008	2007(1)
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$59,473	$65,979
Accounts receivable	12,658	14,691
Prepaid expenses and other current assets	4,170	3,120
Amount due from related parties	745	464
Current deferred tax assets	363	748
Inventories	255	293
Receivable on disposal of subsidiary	47	4,151

Total current assets	77,711	89,446

Deposits and other non-current assets	720	849
Prepaid acquisition cost	2,507	—
Property and equipment, net	980	1,636
Acquired intangible assets, net	1,945	4,971
Investment in equity affiliate	825	2,421
Goodwill	3,157	5,621
Non-current deferred tax assets	479	650

Total assets	$88,324	$105,594

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$2,454	$3,575
Acquisitions payable	15	7,102
Accrued expenses and other current liabilities	3,018	2,906
Amount due to related parties	208	256
Income tax payable	124	211
Current deferred tax liabilities	497	417

Total current liabilities	6,316	14,467

Long term payable	24	32
Non-current deferred tax liabilities	292	845

Total liabilities	6,632	15,344

Minority interests	4,783	4,667

Shareholders’ equity:
Ordinary shares	110	109
Additional paid-in capital	75,013	74,067
Retained earnings (accumulated deficit)	(8,201)	3,752
Accumulated other comprehensive income	9,987	7,655

Total shareholders’ equity	76,909	85,583

Total liabilities and shareholders’ equity	$88,324	$105,594

(1)	December 31, 2007 balances were extracted from audited financial statements.

Hurray! Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
	(in thousands of U.S. dollars,		(in thousands of U.S. dollars,
	except share and per share data)		except share and per share data)
Revenues:
Wireless value-added services	11,454	10,998	42,672	50,038
Recorded music	2,972	4,894	11,287	10,489

Total revenues	14,426	15,892	53,959	60,527

Cost of revenues:
Wireless value-added services	11,117	8,043	32,840	36,394
Recorded music	2,586	3,326	6,730	6,233

Total cost of revenues	13,703	11,369	39,570	42,627

Gross profit	723	4,523	14,389	17,900

Operating expenses:
Product development	154	459	992	2,028
Selling and marketing	2,370	3,410	9,132	11,514
General and administrative	3,077	4,077	11,984	9,141
Reversal of Unicom liability	—	—	(1,557)	—
Impairment of goodwill	965	29,165	2,675	38,779
Reversal of costs and litigation expenses	(557)	—	(557)	—

Total operating expenses	6,009	37,111	22,669	61,462

Loss from operations	(5,286)	(32,588)	(8,280)	(43,562)

Other income	6	290	247	466
Foreign exchange loss	(4,518)	—	(8,990)	—
Interest expense	—	(45)	—	(179)
Interest income	215	545	1,613	2,313
Gain on reduction of acquisition payable	—	—	5,000	—

Loss before provision for income taxes, equity in earnings (losses) of affiliate and minority interests	(9,583)	(31,798)	(10,410)	(40,962)

Income tax expense (benefit)	(93)	(378)	486	(182)

Net loss before equity in earnings (losses) of affiliate and minority interests	(9,490)	(31,420)	(10,896)	(40,780)

Equity in earnings (losses) of affiliate, net of tax	30	(14)	64	(63)
Impairment of the investment in music equity affiliate	—	—	(1,871)	—
Minority interests, net of tax	235	(291)	337	(688)

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
	(in thousands of U.S. dollars,		(in thousands of U.S. dollars,
	except share and per share data)		except share and per share data)
Loss from continuing operations	(9,225)	(31,725)	(12,366)	(41,531)
Discontinued operations:
Loss from discontinued operations, net of tax	—	—	—	(612)
Gain on sale of subsidiary, net of tax	47	159	413	193

Income (loss) from discontinued operations	47	159	413	(419)

Net Loss	$(9,178)	$(31,566)	$(11,953)	$(41,950)

Net loss per share-basic
Loss from continuing operations	$(0.00)	$(0.01)	$(0.01)	$(0.02)
Gain (loss) from discontinued operations	$0.00	$0.00	$0.00	$(0.00)
Net Loss	$(0.00)	$(0.01)	$(0.01)	$(0.02)

Net loss per ADS-basic
Loss from continuing operations	$(0.42)	$(1.46)	$(0.57)	$(1.91)
Gain (loss) from discontinued operations	$0.00	$0.01	$0.02	$(0.02)
Net Loss	$(0.42)	$(1.45)	$(0.55)	$(1.93)

Net loss per share-diluted
Loss from continuing operations	$(0.00)	$(0.01)	$(0.01)	$(0.02)
Gain (loss) from discontinued operations	$0.00	$0.00	$0.00	$(0.00)
Net Loss	$(0.00)	$(0.01)	$(0.01)	$(0.02)

Net loss per ADS-diluted
Loss from continuing operations	$(0.42)	$(1.46)	$(0.57)	$(1.91)
Gain (loss) from discontinued operations	$0.00	$0.01	$0.02	$(0.02)
Net Loss	$(0.42)	$(1.45)	$(0.55)	$(1.93)

Weighted average shares used in calculating basic loss per share	2,189,982,906	2,173,784,440	2,185,615,129	2,172,208,190
Weighted average ADSs used in calculating basic loss per ADS	21,899,829	21,737,844	21,856,151	21,722,082
Weighted average shares used in calculating diluted loss per share	2,189,982,906	2,173,784,440	2,185,615,129	2,172,208,190
Weighted average ADSs used in calculating diluted loss per ADS	21,899,829	21,737,844	21,856,151	21,722,082
The use of non-GAAP financial measures:
To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Hurray! uses a non-GAAP measure of adjusted EBITDA, which is adjusted from results based on GAAP to exclude certain expenses and non-recurring events. Hurray!’s management believes the use of this non-GAAP financial measure provides useful information to both management and investors by excluding certain expenses that are not related to the company’s operations. This non-GAAP financial measure also facilitates management’s internal comparisons to Hurray!’s historical performance and our competitors’ operating results. Hurray! believes this non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of adjusted EBITDA.

Reconciliation of loss from continuing operations under GAAP to adjusted EBITDA for the following periods:

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
	(in thousands of U.S. dollars)		(in thousands of U.S. dollars)
Loss from continuing operations	$(9,225)	$(31,725)	$(12,366)	$(41,531)
Add (deduct):	—		—
Interest expense	—	45	—	179
Income tax expense (benefit)	(93)	(378)	486	(182)
Depreciation and amortization	712	821	3,340	3,619
Non-cash stock compensation expense	244	(149)	945	443
Foreign exchange loss	4,518	—	8,990	—
Intangible assets write-down	389	1,905	2,845	2,480
Impairment of goodwill	965	29,165	2,675	38,779
Impairment of the investment in music equity affiliate	—	—	1,871	—
Gain on reduction of acquisition payable	—	—	(5,000)	—
Reversal of Unicom liability	—	—	(1,557)	—
Interest income	(215)	(545)	(1,613)	(2,313)

Adjusted EBITDA	$(2,705)	$(861)	$616	$1,474

For more information, please contact:

Christina Low F.S.
Investor Relations Officer
Tel: 8610-84555566 x5532
IR@hurray.com.cn
Source: Hurray! Holding Co., Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Qindai Wang
	Name:	Qindai Wang
	Title:	Chairman and Chief Executive Officer

Date: March 6, 2009